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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557


MONSANTO AND PHARMACIA & UPJOHN MOVE CLOSER TO COMPLETION OF MERGER

         ST. LOUIS and PEAPACK, N.J. (March 15, 2000) -- Monsanto Company (NYSE:
MTC) and Pharmacia & Upjohn, Inc. (NYSE: PNU) announced today that assuming shareholder approval of their proposed merger, they anticipate closing ahead of schedule, on or before April 1, 2000.

         The companies confirmed that the European Union has extended the deadline for clearing the proposed merger from March 17, 2000 to March 30, 2000. The automatic two-week extension of the EU review period is the result of an undertaking filed by the companies with the European Commission to divest a few minor pharmaceutical products in Scandinavia that are immaterial to the transaction as a whole.

         As previously announced, the waiting period under U.S. antitrust legislation, known as the Hart-Scott-Rodino Act expired on February 18, 2000.

         Monsanto and Pharmacia & Upjohn will each hold special shareholder meetings on March 23, 2000 to consider and vote upon the merger.

         Monsanto and Pharmacia & Upjohn entered into a definitive agreement to create a first-tier competitor in the global pharmaceutical industry on December 19, 1999. The new company -- Pharmacia Corporation -- will have one of the strongest sales forces in the global pharmaceutical industry, an expansive product portfolio, a robust pipeline of new drugs, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia Corporation also will have one of the world's leading fully integrated agricultural businesses.

         Pharmacia Corporation's corporate and pharmaceutical business headquarters will be in Peapack, N.J. The agricultural business headquarters will be in St. Louis and will retain the Monsanto name.

                                  *************

         These materials contain certain forward-looking statements, including, among other things, statements regarding each company's or the combined company's anticipated financial or product performance, pipeline, plans for growth, expected cost savings from the merger and other statements relating to future events. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively, and the definitive joint proxy statement/prospectus relating to the merger filed by each of Monsanto Company and Pharmacia & Upjohn on February 22, 2000.

         The forward-looking information included in these materials filed pursuant to Rule 425 under the Securities Act of 1933 filed on March 16, 2000, has been prepared by, and is the responsibility of, the managements of Monsanto and Pharmacia & Upjohn. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

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         Monsanto and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, http://www.sec.gov.

         In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone 314-694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone 888-768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

         Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.